Filed Pursuant to Rule 433
Registration No. 333-233403-04
Entergy Louisiana, LLC

$1,000,000,000
Collateral Trust Mortgage Bonds
0.95% Series due October 1, 2024

Final Terms and Conditions
September 28, 2021

Issuer:	Entergy Louisiana, LLC

Security Type:	Collateral Trust Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (negative outlook) by Moody’s Investors Service, Inc. A (stable outlook) by S&P Global Ratings

Trade Date:	September 28, 2021

Settlement Date (T+3)(2):	October 1, 2021

Principal Amount:	$1,000,000,000

Interest Rate:	0.95%

Interest Payment Dates:	April 1 and October 1 of each year

First Interest Payment Date:	April 1, 2022

Final Maturity Date:	October 1, 2024

Optional Redemption Terms:	At par plus accrued and unpaid interest at any time on or after October 1, 2022

Benchmark Treasury:	0.375% due September 15, 2024

Spread to Benchmark Treasury:	+45 bps

Benchmark Treasury Price:	99–15+

Benchmark Treasury Yield:	0.551%

Re-offer Yield:	1.001%

Price to Public:	99.85 % of the principal amount

Net Proceeds Before Expenses:	$995,000,000

CUSIP / ISIN:	29364W BK3 / US29364WBK36

Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Citigroup Global Markets Inc. J.P. Morgan Securities LLC MUFG Securities Americas Inc.

Co-Manager:	Siebert Williams Shank & Co., LLC
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(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2) It is expected that delivery of the bonds will be made on or about October 1, 2021, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the bonds initially will settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds more than two business days prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by contacting (i) Barclays Capital Inc. toll-free at 1-888-603-5847, (ii) BNP Paribas Securities Corp. toll-free at 1-800-854-5674, (iii) Citigroup Global Markets Inc. toll free at 1-800-831-9146, (iv) J.P. Morgan Securities LLC collect at 1-212-834-4533 or (v) MUFG Securities Americas Inc. toll free at 1-877-649-6848.